Legacy Acquisition Corporation

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

Telephone: (513) 618-7161

October 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	Legacy Acquisition Corp.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted September 20, 2017
CIK No. 0001698113

Dear Mr. Mancuso:

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 23, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 20, 2017 (the “Registration Statement”), pursuant to discussions with the Staff.

We have revised the “Underwriting” section of the Registration Statement to quantify the expression of interest of each institutional investor named therein.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or reach him by telephone at (212) 370-1300.

Sincerely,

/s/ Edwin J. Rigaud
Edwin J. Rigaud

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP